Exhibit 99.1

Corporate Communications

Sale of stock grant shares

Basildon, September 1, 2014

CNH Industrial’s Chairman, Mr. Sergio Marchionne, sold a portion of the 733,334 CNH Industrial common shares he was awarded pursuant to the Stock Grant Plan resolved by the Shareholders Meeting on April 5, 2012 in order to pay part of the tax liabilities associated with the allotment of the shares.

The stock transfers were completed on the regulated market administered by Borsa Italiana with respect to 220,000 CNH Industrial common shares, for an average per unit price of € 6.6559.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom